

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Pervez Rizvi
Chief Financial Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street, P.O. Box 941428
Amman 11194, Jordan

      **Re:  International General Insurance Holdings Ltd.**
            **Form 20-F for Fiscal Year Ended December 31, 2023**
            **File No. 001-39255**

Dear Pervez Rizvi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance